Exhibit (a)(5)(i)

July 31, 2007

Dear Realmark II Investor:

It has come to our attention that you recently received a tender offer from Mackenzie Patterson Fund LP and certain affiliates (collectively “MPF”), seeking to purchase your units of Realmark II for $301 per unit.  MPF’s tender offer expires at 11:59 P.M. (Pacific Time) on August 3, 2007.  We have contacted MPF, requesting that it extend the expiration of its tender offer, so that we can gather additional information that may permit us to make an informed recommendation about whether you should tender your units.  Among other things, we expect to seek information about MPF’s financial wherewithal and ability to pay the proposed tender offer price to tendering unit owners.  We are also hoping that additional time will clarify the status of efforts to sell the Partnership’s last remaining property – The Executive Office Park and Conference Center (Northwind), in East Lansing, Michigan, on which we have several purchase offers pending.

In addition, we want to update you on the status of Realmark II.  As of the Partnership’s last 10-Q filing (March 31, 2007), the Partnership had approximately $720,000 of cash on hand.  As stated above, the Partnership’s sole remaining property is The Executive Office Park.  We currently have three preliminary offers to purchase The Executive, for prices ranging from $3,626,000 to $4,025,000.  All of the offers are subject to contingencies that may or may not be satisfied.  We remain hopeful that The Executive will be sold, the Partnership will be dissolved and final distributions to unit holders will be made by the end of the year.  Based on the information currently available, we estimate that distributions to unit owners will be in the range of $411 to $536 per unit, net of expenses of selling The Executive and dissolving and winding up the Partnership.  This is, of course, only an estimate and is subject to variables outside of our control, including the real estate market in East Lansing, the expenses of continued operation of The Executive and the ultimate sale price received for The Executive.  Please note the referenced per share proceeds could be reduced by legal fees for terminating the Partnership, but could be increased by funds received from prior delinquent tenants.

Sincerely,

/s/ Joseph M. Jayson

Joseph M. Jayson

General Partner

NOTE:  IF YOU HAVE ALREADY TENDERED UNITS TO MPF AND AS A RESULT OF THE INFORMATION PROVIDED ABOVE OR OTHERWISE, YOU NOW WISH TO WITHDRAW THOSE UNITS, YOU MAY DO SO BY FOLLOWING THE DIRECTIONS SET FORTH IN SECTION 4 OF MPF’s OFFER TO PURCHASE.